Exhibit 99.75

VERSES

VERSES and NASA Partner to Pursue Standards for Space Industry

NASA's JPL Joins Genius™ Beta Program to Explore Interoperability and Governance Infrastructure for Global Space Economy

VANCOUVER, British Columbia, Nov. 30, 2023 -- VERSES AI Inc. (NEO::VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in next-generation intelligent software systems, welcomes National Aeronautics and Space Administration's (NASA) Jet Propulsion Laboratory (JPL) to the Beta program of its Intelligence-as-a-Service platform, Genius™.

NASA seeks to advance international and interagency collaboration on space exploration efforts through technology and policy standards. NASA, JPL and many other stakeholders in the new "space race" have a vested interest in standardizing infrastructure and supporting the space economy, which Morgan Stanley estimates may grow to $1 Trillion by 2040.

The international space agency community is actively seeking to develop standards for space exploration. For example, many countries have recently announced their intention to return to the moon. To ensure safety and collaboration, in 2020, NASA published the Artemis Accords, a non-binding multilateral arrangement between thirty-two world governments and one territory participating in NASA's Artemis space program, which aims to. return humans to the moon by 2025, establish a permanent presence on the moon, and ultimately expand space exploration to Mars and beyond. The Accords set out to define space rules and laws governing various activities, from exploiting natural resources on the moon, comets and asteroids to governments' ability to protect access to lunar bases or mining zones. PWC estimates that the lunar economy will reach $170B by 2040. In addition to governance considerations, many technical specifications must be developed, including power distribution, communications, positioning, navigation and timing, lunar surface surveying, lunar satellite networks for guidance and communications, and cislunar space traffic control. Interoperability is central to the success of the global space economy.

"Interoperability of systems is critical to ensure safe and robust space exploration. Therefore, the Artemis Accords call for partner nations to utilize open international standards, develop new standards when necessary, and strive to support interoperability to the greatest extent practical," says NASA.

"We believe that interoperability, knowledge sharing, transparency and accountability are prerequisites for collaboration in space and is precisely the kind of application that Genius is uniquely designed to enable," said VERSES CTO, Jason Fox. Genius is built on the open standards designed by the Spatial Web Foundation being developed within the IEEE P2874 Spatial Web, Architecture and Governance Working Group. IEEE (Institute of Electrical and Electronics Engineers) is the world's largest standards development organization (SDO) and works with many other SDOs and government agencies involved in space exploration. The standards have been successfully deployed in Flying Forward 2020, a European Commission program chartered with defining governance systems for autonomous drones across five European cities.

In a similar fashion, NASA, Defense Advanced Research Projects Agency (DARPA), and John Hopkins Applied Physics Laboratory (APL), among others, are seeking to develop a civil lunar infrastructure that unifies other siloed efforts to foster shareable, scalable systems that interoperate. Genius is the only system based on these open standards that is designed specifically to foster this kind of interoperability and governance on Earth, the Moon, Mars, and beyond.

"I'm thrilled that JPL will participate in the Genius beta program because it represents one more step towards standardization. While serving as CTO of the Open Geospatial Consortium, the standards body responsible for key geospatial information standards, my experience with NASA and JPL is that real tests using running code are an essential step in the adoption of standards. And standards are the foundation to enabling industries and economies to thrive," said George Percivall, Distinguished Engineering Fellow and Vice-Chair of the IEEE P2874 Working Group on behalf of the Spatial Web Foundation.

About VERSES
VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius, is patterned after natural systems and neuroscience. Genius enables intelligent software agents that can learn, adapt and interact with the world. Key features of Genius include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

About NASA's Jet Propulsion Laboratory (JPL)
The Jet Propulsion Laboratory (JPL) is a federally funded research and development center founded in 1936 by researchers at

the California Institute of Technology. The National Aeronautics and Space Administration (NASA) owns and sponsors the laboratory. The laboratory's primary function is constructing and operating planetary robotic spacecraft, though it also conducts Earth-orbit and astronomy missions. It is also responsible for operating the NASA Deep Space Network. For more information, visit JPL.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Forward Looking Information
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the potential value and size of the space economy by 2040; the goals of the Artemis Accords; the technical specifications which must be developed to achieve the goals of the Artemis Accords; that interoperability is a prerequisite for collaboration in space; that the Johns Hopkins Applied Physics Laboratory will oversee LOGIC, and work closely with LSII and LSIC; and that the Genius™ beta program represents one more step towards standardizing knowledge sharing and collective intelligence. Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that Morgan Stanley’s estimate of the potential value and size of the space economy is accurate; that the goals and directives of the Artemis Accords remain unchanged, and that the technical specifications outlined herein are necessary to achieve the goals and directives of the Artemis Accords; that Genius™ will support the JPL’s goals and objectives as currently contemplated; that Genius™ will perform as currently contemplated; that JLP and its related stakeholders will benefit from participating in the Genius™ program as currently anticipated; that interoperability is a prerequisite for collaboration in space; that the Johns Hopkins Applied Physics Laboratory will oversee LOGIC, and work closely with LSII and LSIC as currently contemplated; that the Genius™ beta program represents one more step towards standardizing knowledge sharing and collective intelligence; that the Company will be successful in the deployment of its resources and personnel; that results of testing and development data will be consistent with anticipated results and estimates; that the Company will not come across technology or other barriers preventing it from achieving its business objectives and commercializing its technology; and that the Company’s technology will impact the AI market and the Company's success in the AI market as anticipated.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the JPL's objectives and directives and the Company's operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including, with respect to the Company, the ability of the Company to develop and commercialize its products and release and deploy its technologies; political instability; unexpected development and production challenges; the Company could face technology or software disruptions; unanticipated costs; the Company's technology may fail to perform as expected; increased competition; that Morgan Stanley's estimate of the potential value and size of the space economy will prove to be inaccurate; that the goals of the Artemis Accords will change or not be reached, or that additional unanticipated technical specifications will be required to achieve the goals of the Artemis Accords; that the Johns Hopkins Applied Physics Laboratory will not have the expected involvement with the DARPA initiatives as outlined herein; that the Genius™ beta program will not represent a step towards standardizing knowledge sharing and collective intelligence; that Genius™ will not perform as anticipated or provide the expected impact on the space industry or on the achievement of JPL’s goals; the loss of key personnel; and the loss of key partnerships necessary for the Company to achieve its business objectives. The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.